Exhibit 99.1

Waterloo House, Ground Floor
100 Pitts Bay Road
Pembroke HM 08 Bermuda

441-278-9250
441-278-9255 fax

PRESS RELEASE	CONTACT:
NASDAQ Symbol ACGL	Mark D. Lyons
For Immediate Release	Executive Vice President and
Chief Financial Officer

ARCH CAPITAL GROUP LTD. REPORTS 2014 FOURTH QUARTER RESULTS

HAMILTON, BERMUDA, February 10, 2015 -- Arch Capital Group Ltd. (NASDAQ: ACGL) reports that net income available to Arch common shareholders for the 2014 fourth quarter was $209.7 million, or $1.60 per share, compared to $156.0 million, or $1.14 per share, for the 2013 fourth quarter, while after-tax operating income available to Arch common shareholders was $150.2 million, or $1.15 per share, for the 2014 fourth quarter, compared to $152.7 million, or $1.12 per share, for the 2013 fourth quarter. For the year ended December 31, 2014, net income available to Arch common shareholders was $812.4 million, or $6.02 per share, compared to $687.8 million, or $5.07 per share, for 2013, while after-tax operating income available to Arch common shareholders for 2014 was $617.3 million, or $4.58 per share, compared to $595.7 million, or $4.39 per share, for 2013. All earnings per share amounts discussed in this release are on a diluted basis.

The Company’s book value per common share was $45.58 at December 31, 2014, a 3.5% increase from $44.04 per share at September 30, 2014 and a 14.5% increase from $39.82 per share at December 31, 2013. The Company’s after-tax operating income available to Arch common shareholders represented an annualized return on average common equity of 10.4% for the 2014 fourth quarter, compared to 11.7% for the 2013 fourth quarter, and 11.1% for the year ended December 31, 2014, compared to 11.7% for 2013. The Company’s net income available to Arch common shareholders represented an annualized return on average common equity of 14.5% for the 2014 fourth quarter, compared to 12.0% for the 2013 fourth quarter, and 14.6% for the year ended December 31, 2014, compared to 13.5% for 2013.

The following table summarizes the Company’s underwriting results, excluding amounts related to the ‘other’ segment (i.e., results of Watford). Although the Company owns approximately 11% of Watford’s common equity, it consolidates the results of Watford in its financial statements, pursuant to generally accepted accounting principles. All discussions of line items in this release exclude amounts related to the ‘other’ segment. For segment results reflecting the contribution of the ‘other’ segment, see pages 11 to 14 of the Company’s Financial Supplement dated December 31, 2014.

	Three Months Ended December 31,			Year Ended December 31,
(U.S. dollars in thousands)	2014	2013	% Change	2014	2013	% Change

Gross premiums written	$1,069,932	$955,199	12.0	$4,760,394	$4,196,623	13.4
Net premiums written	804,836	748,921	7.5	3,617,482	3,351,367	7.9
Net premiums earned	869,604	839,366	3.6	3,490,271	3,145,952	10.9
Underwriting income	114,300	128,318	(10.9)	474,178	451,737	5.0

Underwriting Ratios			% Point Change			% Point Change
Loss ratio	52.8%	51.7%	1.1	53.0%	53.4%	(0.4)
Acquisition expense ratio	18.4%	18.8%	(0.4)	18.0%	17.9%	0.1
Other operating expense ratio	16.3%	14.9%	1.4	15.8%	14.6%	1.2
Combined ratio	87.5%	85.4%	2.1	86.8%	85.9%	0.9

The following table summarizes, on an after-tax basis, the Company’s consolidated financial data, including a reconciliation of after-tax operating income available to Arch common shareholders, a non-GAAP measure, to net income available to Arch common shareholders and related diluted per share results. See ‘Comments on Regulation G’ for a further discussion of after-tax operating income or loss available to Arch common shareholders.

	Three Months Ended		Year Ended
	December 31,		December 31,
(U.S. dollars in thousands, except share data)	2014	2013	2014	2013

After-tax operating income available to Arch common shareholders	$150,184	$152,741	$617,312	$595,715
Net realized gains, net of tax	26,847	8,584	122,863	73,844
Net impairment losses recognized in earnings, net of tax	(3,837)	(88)	(30,150)	(3,786)
Equity in net income of investment funds accounted for using the equity method, net of tax	2,252	5,309	19,235	35,738
Net foreign exchange gains (losses), net of tax	34,233	(10,541)	83,157	(13,718)
Net income available to Arch common shareholders	$209,679	$156,005	$812,417	$687,793

Diluted per common share results:
After-tax operating income available to Arch common shareholders	$1.15	$1.12	$4.58	$4.39
Net realized gains, net of tax	0.21	0.06	0.91	0.54
Net impairment losses recognized in earnings, net of tax	(0.03)	—	(0.22)	(0.03)
Equity in net income of investment funds accounted for using the equity method, net of tax	0.01	0.04	0.14	0.27
Net foreign exchange gains (losses), net of tax	0.26	(0.08)	0.61	(0.10)
Net income available to Arch common shareholders	$1.60	$1.14	$6.02	$5.07

Weighted average common shares and common share equivalents outstanding - diluted	130,855,218	136,467,998	134,922,322	135,777,183

The Company’s investment portfolio continues to be comprised primarily of high quality fixed income securities with an average credit quality of “AA/Aa2.” The average effective duration of the Company’s investment portfolio was 3.34 years at December 31, 2014, compared to 3.28 years at September 30, 2014. Including the effects of foreign exchange, total return on the Company’s investment portfolio was 0.85% for the 2014 fourth quarter, compared to 0.97% for the 2013 fourth quarter. Total return in the 2014 fourth quarter was primarily driven by investment grade fixed income returns and strong returns on equities during the period, partially offset by strengthening of the U.S. Dollar against the Euro, British Pound Sterling and other major currencies on non-U.S. Dollar denominated investments. Excluding the effects of foreign exchange, total return was 1.34% for the 2014 fourth quarter, compared to 0.85% for the 2013 fourth quarter.

Net investment income for the 2014 fourth quarter was $72.6 million, or $0.56 per share, compared to $72.2 million, or $0.53 per share, for the 2014 third quarter, and $67.1 million, or $0.49 per share, for the 2013 fourth quarter. The annualized pre-tax investment income yield was 2.16% for the 2014 fourth quarter, compared to 2.05% for the 2014 third quarter and 2.08% for the 2013 fourth quarter. Such yields reflect the effects of low prevailing interest rates available in the market and the Company’s investment strategy, which puts an emphasis on total return. Consolidated cash flow provided by operating activities was $226.9 million for the 2014 fourth quarter, compared to $223.8 million for the 2013 fourth quarter.

In 2008, the Company provided $100.0 million of funding to Gulf Reinsurance Limited (“Gulf Re”), a specialty reinsurer based in the Dubai International Financial Centre which was founded jointly by Arch and Gulf Investment Corporation (“GIC”). The Company accounts for its investment in Gulf Re, shown as ‘investment in joint venture,’ using the equity method and records its equity in the operating results of Gulf Re in ‘other income (loss).’ The Company recorded a loss of $5.0 million in the 2014 fourth quarter and $14.1 million for the year ended December 31, 2014 related to its investment in Gulf Re, primarily resulting from a small number of large losses. The Company entered into a number of strategic initiatives in the 2014 fourth quarter, including an agreement to acquire complete ownership of Gulf Re, which is currently pending approval by the Dubai Financial Services Authority. To further support Gulf Re’s business in advance of the January 1 renewal season, the Company entered into a 90% whole account quota share retrocession arrangement of Gulf Re’s net liabilities and a portfolio transfer of all of Gulf Re’s existing business (both unearned premium and loss reserves), effective as of October 1, 2014.

On a pre-tax basis, net foreign exchange gains for the 2014 fourth quarter were $34.5 million, compared to net foreign exchange losses for the 2013 fourth quarter of $9.8 million. For both periods, such amounts were primarily unrealized and resulted from the effects of revaluing the Company’s net insurance liabilities required to be settled in foreign currencies at each balance sheet date. Changes in the value of available-for-sale investments held in foreign currencies due to foreign currency rate movements are reflected as a direct increase or decrease to shareholders’ equity and are not included in the consolidated statements of income.

The Company’s effective tax rate on income before income taxes was 2.5% for the 2014 fourth quarter and 2.7% for the year ended December 31, 2014, compared to 8.7% for the 2013 fourth quarter and 4.4% for 2013. The Company’s effective tax rate on pre-tax operating income available to Arch common shareholders was 1.7% for the 2014 fourth quarter and 2.4% for the year ended December 31, 2014, compared to 8.3% for the 2013 fourth quarter and 4.8% for 2013. The 2013 effective tax rates reflected the recognition of a valuation allowance on a deferred tax asset in the 2013 fourth quarter. The Company’s effective tax rates may fluctuate from period to period based on the relative mix of income or loss reported by jurisdiction and the varying tax rates in each jurisdiction.

During the 2014 fourth quarter, the Company repurchased 3.6 million common shares for an aggregate purchase price of $202.2 million under its share repurchase program. Since the inception of the share repurchase program through December 31, 2014, ACGL has repurchased 118.1 million common shares for an aggregate purchase price of $3.24 billion. At December 31, 2014, $887.1 million of repurchases were available under the share repurchase program.

At December 31, 2014, total capital available to Arch of $7.03 billion consisted of $800.0 million of senior notes, representing 11.4% of the total, $100.0 million of revolving credit agreement borrowings due in June 2019, representing 1.4% of the total, $325.0 million of preferred shares, representing 4.6% of the total, and common shareholders’ equity of $5.81 billion, representing 82.6% of the total. At December 31, 2013, total capital available to Arch of $6.55 billion consisted of $800.0 million of senior notes, representing 12.2% of the total, $100.0 million of revolving credit agreement borrowings, representing 1.5% of the total, $325.0 million of preferred shares, representing 5.0% of the total, and common shareholders’ equity of $5.32 billion, representing 81.3% of the total.

The Company will hold a conference call for investors and analysts at 11:00 a.m. Eastern Time on February 11, 2015. A live webcast of this call will be available via the Investors section of the Company’s website at
http://www.archcapgroup.com. A telephone replay of the conference call also will be available beginning on February 11, 2015 at 3:00 p.m. Eastern Time until February 18, 2015 at midnight Eastern Time. To access the replay, domestic callers should dial 888-286-8010 (passcode 22410429), and international callers should dial 617-801-6888 (passcode 22410429).

Please refer to the Company’s Financial Supplement dated December 31, 2014, which is available via the Investors section of the Company’s website at http://www.archcapgroup.com. The Financial Supplement provides additional detail regarding the financial performance of the Company. From time to time, the Company posts additional financial information and presentations to its website, including information with respect to its subsidiaries. Investors and other recipients of this information are encouraged to check the Company’s website regularly for additional information regarding the Company.

Arch Capital Group Ltd., a Bermuda-based company with approximately $7.03 billion in capital at December 31, 2014, provides insurance and reinsurance on a worldwide basis through its wholly owned subsidiaries.

Supplemental Information

Book Value Per Common Share

(U.S. dollars in thousands, except share data)	December 31, 2014	December 31, 2013
Calculation of book value per common share:
Total shareholders’ equity available to Arch	$6,130,053	$5,647,496
Less preferred shareholders’ equity	325,000	325,000
Common shareholders’ equity available to Arch	5,805,053	5,322,496
Common shares outstanding, net of treasury shares (1)	127,367,934	133,674,884
Book value per common share	$45.58	$39.82

(1)	Excludes the effects of 7,804,033 and 8,338,480 stock options and 447,073 and 443,710 restricted stock units outstanding at December 31, 2014 and December 31, 2013, respectively.

Investment Information

(U.S. dollars in thousands, except share data)	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
Components of net investment income (1):
Fixed maturities	$65,978	$63,376	$257,387	$249,833
Term loan investments (2)	4,902	5,069	21,521	20,608
Equity securities (dividends)	4,034	2,091	13,005	8,919
Short-term investments	244	86	904	1,259
Other (3)	7,122	4,924	28,803	19,710
Gross investment income	82,280	75,546	321,620	300,329
Investment expenses	(9,634)	(8,451)	(37,284)	(33,110)
Net investment income	$72,646	$67,095	$284,336	$267,219
Per share	$0.56	$0.49	$2.11	$1.97

Investment income yield, at amortized cost (1) (4):
Pre-tax	2.16%	2.08%	2.08%	2.12%
After-tax	2.03%	1.96%	1.94%	1.98%
Total return (1) (5):
Including effects of foreign exchange	0.85%	0.97%	3.21%	1.28%
Excluding effects of foreign exchange	1.34%	0.85%	4.26%	1.13%

Cash flow from operations (1)	$226,948	$223,820	$997,815	$850,868

(1)	Excludes amounts related to the ‘other’ segment.

(2)	Included in “investments accounted for using the fair value option” on the Company’s balance sheet.

(3)	Includes income on other investments, funds held balances, cash balances and other.

(4)
Presented on an annualized basis and excluding the impact of investments for which returns are not included within investment income, such as investments accounted for using the equity method and certain equities.

(5)
Includes net investment income, equity in net income or loss of investment funds accounted for using the equity method, net realized gains and losses and the change in unrealized gains or losses generated by the Company’s investment portfolio. Total return is calculated on a pre-tax basis and before investment expenses.

Investment Information (continued)

(U.S. dollars in thousands)	December 31, 2014		December 31, 2013
	Amount	% of Total	Amount	% of Total

Investable assets (1) (2):
Fixed maturities available for sale, at fair value	$10,750,770	73.6	$9,571,776	68.1
Fixed maturities, at fair value (3)	377,053	2.6	448,254	3.2
Fixed maturities pledged under securities lending agreements, at fair value	50,802	0.3	105,081	0.8
Total fixed maturities	11,178,625	76.5	10,125,111	72.1
Short-term investments available for sale, at fair value	797,226	5.5	1,478,367	10.5
Cash	474,247	3.2	434,057	3.1
Equity securities available for sale, at fair value	658,182	4.5	496,824	3.5
Other investments available for sale, at fair value	296,224	2.0	498,310	3.6
Other investments, at fair value (3)	889,253	6.1	773,280	5.5
Investments accounted for using the equity method (4)	349,014	2.4	244,339	1.7
Securities transactions entered into but not settled at the balance sheet date	(32,802)	(0.2)	(763)	—
Total investable assets managed by the Company	$14,609,969	100.0	$14,049,525	100.0

Investment portfolio statistics (1):
Average effective duration (in years)	3.34		2.62
Average credit quality (Standard & Poor’s/Moody’s Investors Service)	AA/Aa2		AA-/Aa2
Embedded book yield (before investment expenses)	2.18%		2.38%

(1)	Excludes amounts related to the ‘other’ segment.

(2)	This table excludes the collateral received and reinvested and includes the fixed maturities and short-term investments pledged under securities lending agreements, at fair value.

(3)
Represents investments which are carried at fair value under the fair value option and reflected as “investments accounted for using the fair value option” on the Company’s balance sheet. Changes in the carrying value of such investments are recorded in net realized gains or losses.

(4)
Changes in the carrying value of investment funds accounted for using the equity method are recorded as “equity in net income (loss) of investment funds accounted for using the equity method” rather than as an unrealized gain or loss component of accumulated other comprehensive income.

Selected Information on Losses and Loss Adjustment Expenses (1)

(U.S. dollars in thousands)	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
Components of losses and loss adjustment expenses incurred
Paid losses and loss adjustment expenses	$428,874	$439,411	$1,757,260	$1,708,817
Change in unpaid losses and loss adjustment expenses	29,905	(5,088)	91,817	(29,393)
Total losses and loss adjustment expenses	$458,779	$434,323	$1,849,077	$1,679,424

Estimated net (favorable) adverse development in prior year loss reserves, net of related adjustments
Net impact on underwriting results:
Insurance	$(9,437)	$(2,884)	$(44,087)	$(35,702)
Reinsurance	(63,192)	(63,200)	(261,519)	(218,034)
Mortgage	858	(438)	(1,005)	(438)
Total	$(71,771)	$(66,522)	$(306,611)	$(254,174)
Impact on losses and loss adjustment expenses:
Insurance	$(12,322)	$(6,649)	$(58,677)	$(45,148)
Reinsurance	(66,785)	(63,607)	(267,314)	(217,911)
Mortgage	858	(983)	(911)	(983)
Total	$(78,249)	$(71,239)	$(326,902)	(264,042)
Impact on acquisition expenses:
Insurance	$2,885	$3,765	$14,590	$9,446
Reinsurance	3,593	407	5,795	(123)
Mortgage	—	545	(94)	545
Total	$6,478	$4,717	$20,291	$9,868
Impact on combined ratio:
Insurance	(1.8)%	(0.6)%	(2.2)%	(1.9)%
Reinsurance	(20.7)%	(19.0)%	(20.4)%	(17.9)%
Mortgage	1.7%	(3.1)%	(0.5)%	(0.9)%
Total	(8.3)%	(7.9)%	(8.8)%	(8.1)%
Impact on loss ratio:
Insurance	(2.4)%	(1.3)%	(2.9)%	(2.4)%
Reinsurance	(21.8)%	(19.2)%	(20.9)%	(17.9)%
Mortgage	1.7%	(6.9)%	(0.5)%	(1.9)%
Total	(9.0)%	(8.5)%	(9.4)%	(8.4)%
Impact on acquisition expense ratio:
Insurance	0.6%	0.7%	0.7%	0.5%
Reinsurance	1.1%	0.2%	0.5%	—%
Mortgage	—%	3.8%	—%	1.0%
Total	0.7%	0.6%	0.6%	0.3%

Estimated net losses incurred from current accident year catastrophic events (2)
Insurance	$5,671	$2,203	$13,982	$21,563
Reinsurance	14,237	14,583	42,145	62,188
Total	$19,908	$16,786	$56,127	$83,751
Impact on combined ratio:
Insurance	1.1%	0.4%	0.7%	1.1%
Reinsurance	4.7%	4.4%	3.3%	5.1%
Total	2.3%	2.0%	1.6%	2.7%

(1)	Excludes amounts related to the ‘other’ segment.

(2)
Equals estimated losses from catastrophic events occurring in the current accident year, net of reinsurance and reinstatement premiums. Amounts shown for the insurance segment are for named catastrophic events only. Amounts shown for the reinsurance segment include (i) named events with over $5 million of losses incurred by its Bermuda and Europe operations and (ii) all catastrophe losses incurred by its U.S. operations. Amounts not applicable for the mortgage segment.

Segment Information

The following section provides analysis on the Company’s 2014 fourth quarter performance by operating segment. For additional details regarding the Company’s operating segments, please refer to the Company’s Financial Supplement dated December 31, 2014.

Insurance Segment

	Three Months Ended December 31,
(U.S. dollars in thousands)	2014	2013	% Change

Gross premiums written	$699,109	$636,949	9.8
Net premiums written	483,176	440,707	9.6
Net premiums earned	512,770	493,264	4.0
Underwriting income	22,856	18,653	22.5

Underwriting Ratios			% Point Change
Loss ratio	63.3%	62.4%	0.9
Acquisition expense ratio	15.8%	17.0%	(1.2)
Other operating expense ratio	16.6%	16.9%	(0.3)
Combined ratio	95.7%	96.3%	(0.6)

Catastrophic activity and prior year development:
Current accident year catastrophic events, net of
reinsurance and reinstatement premiums	1.1%	0.4%	0.7
Net (favorable) adverse development in prior year loss
reserves, net of related adjustments	(1.8)%	(0.6)%	(1.2)
Combined ratio excluding such items	96.4%	96.5%	(0.1)

Gross premiums written by the insurance segment in the 2014 fourth quarter were 9.8% higher than in the 2013 fourth quarter and net premiums written were 9.6% higher than in the 2013 fourth quarter. The growth in net premiums written primarily resulted from increases in professional lines, excess and surplus casualty and alternative markets, partially offset by a decrease in construction and national accounts. The growth in professional lines primarily reflected increases in small and medium sized international accounts. The increase in excess and surplus casualty business primarily resulted from contract binding business and reflected additional product lines and a high retention ratio while growth in alternative markets reflected new accounts resulting from a renewal rights agreement entered into in the 2014 second quarter, growth in existing accounts and new business. Net premiums written for construction and national accounts was impacted by a 2014 regulatory change in the accounting for New York workers’ compensation surcharges.

Net premiums earned by the insurance segment in the 2014 fourth quarter were 4.0% higher than in the 2013 fourth quarter, and reflect changes in net premiums written over the previous five quarters.

The 2014 fourth quarter loss ratio reflected 1.1 points of current year catastrophic activity, compared to 0.4 points in the 2013 fourth quarter. Estimated net favorable development in prior year loss reserves, before related adjustments, reduced the loss ratio by 2.4 points in the 2014 fourth quarter, compared to 1.3 points in the 2013 fourth quarter. The estimated net favorable development in the 2014 fourth quarter primarily resulted from better than expected claims emergence in short-tail business from more recent accident years.

The underwriting expense ratio was 32.4% in the 2014 fourth quarter, compared to 33.9% in the 2013 fourth quarter. The acquisition expense ratio was 15.8% in the 2014 fourth quarter, compared to 17.0% in the 2013 fourth quarter. The higher ratio in the 2013 fourth quarter primarily resulted from the accounting for New York workers’ compensation surcharges noted above. The comparison of the 2014 fourth quarter and 2013 fourth quarter acquisition expense ratios is also influenced by, among other things, the mix and type of business written and earned and the level of ceding commissions. In addition, the 2014 fourth quarter ratio was impacted by changes in development of prior year loss reserves which increased the 2014 fourth quarter commission expense ratio by 0.6 points, compared to 0.7 points recorded in the 2013 fourth quarter. The operating expense ratio was 16.6% in the 2014 fourth quarter, compared to 16.9% in the 2013 fourth quarter, primarily reflecting growth in net premiums earned.

Reinsurance Segment

	Three Months Ended December 31,
(U.S. dollars in thousands)	2014	2013	% Change

Gross premiums written	$314,604	$299,818	4.9
Net premiums written	268,973	287,779	(6.5)
Net premiums earned	305,805	331,929	(7.9)
Underwriting income	89,902	103,599	(13.2)

Underwriting Ratios			% Point Change
Loss ratio	38.8%	38.6%	0.2
Acquisition expense ratio	20.2%	20.1%	0.1
Other operating expense ratio	12.3%	11.6%	0.7
Combined ratio	71.3%	70.3%	1.0

Catastrophic activity and prior year development:
Current accident year catastrophic events, net of
reinsurance and reinstatement premiums	4.7%	4.4%	0.3
Net (favorable) adverse development in prior year loss
reserves, net of related adjustments	(20.7)%	(19.0)%	(1.7)
Combined ratio excluding such items	87.3%	84.9%	2.4

Gross premiums written by the reinsurance segment in the 2014 fourth quarter were 4.9% higher than in the 2013 fourth quarter, while net premiums written were 6.5% lower than in the 2013 fourth quarter. The differential in gross versus net premiums written primarily reflects retrocessions of premiums to Watford Re (included in the ‘other’ segment) in the 2014 fourth quarter. The lower level of net premiums written reflected decreases in casualty and other specialty lines, partially offset by growth in property excluding property catastrophe business discussed below. The decrease in casualty business primarily resulted from a 2013 fourth quarter portfolio in from a large U.S. professional liability quota share contract of $44.4 million, along with cessions to Watford Re in the 2014 fourth quarter. The decrease in other specialty business reflected a lower level of premiums related to a multi-line quota share reinsurance agreement entered into in the 2013 third quarter which was not expected to, and did not, recur in 2014. In addition, other specialty premiums reflected a reduction in motor business. As discussed earlier in this release, the Company entered into a 90% whole account quota share retrocession arrangement of Gulf Re’s net liabilities and a portfolio transfer of all of Gulf Re’s existing business (both unearned premium and loss reserves), effective as of October 1, 2014. The growth in property excluding property catastrophe business in the 2014 fourth quarter primarily resulted from the unearned premium portfolio transfer from Gulf Re of $50.2 million.

Net premiums earned in the 2014 fourth quarter were 7.9% lower than in the 2013 fourth quarter, and primarily reflect changes in net premiums written over the previous five quarters, including the mix and type of business written.

The 2014 fourth quarter loss ratio reflected 4.7 points of current year catastrophic activity, compared to 4.7 points of catastrophic activity in the 2013 fourth quarter. Estimated net favorable development in prior year loss reserves, before related adjustments, reduced the loss ratio by 21.8 points in the 2014 fourth quarter, compared to 19.2 points in the 2013 fourth quarter. The estimated net favorable development in the 2014 fourth quarter primarily resulted from better than expected claims emergence in short-tail business from more recent underwriting years and in longer-tail business, primarily from older underwriting years. The balance of the increase in the 2014 fourth quarter loss ratio primarily resulted from changes in the mix of net premiums earned, including a lower contribution from property catastrophe business than in the 2013 fourth quarter.

The underwriting expense ratio was 32.5% in the 2014 fourth quarter, compared to 31.7% in the 2013 fourth quarter. The acquisition expense ratio for the 2014 fourth quarter was 20.2%, compared to 20.1% for the 2013 fourth quarter. The 2014 fourth quarter acquisition expense ratio was impacted by changes in development of prior year loss reserves which increased the ratio by 1.1 points, compared to 0.2 points for the 2013 fourth quarter. The comparison of the acquisition expense ratios in each period is influenced by, among other things, the mix and type of business written and earned and the level of ceding commissions. The operating expense ratio for the 2014 fourth quarter was 12.3%, compared to 11.6% in the 2013 fourth quarter, primarily reflecting the lower level of net premiums earned.

Mortgage Segment

	Three Months Ended December 31,
(U.S. dollars in thousands)	2014	2013	% Change

Gross premiums written	$57,584	$20,435	181.8
Net premiums written	52,687	20,435	157.8
Net premiums earned	51,029	14,173	260.0
Underwriting income	1,542	6,066	(74.6)

Underwriting Ratios			% Point Change
Loss ratio	30.8%	(10.8)%	41.6
Acquisition expense ratio	32.9%	46.2%	(13.3)
Other operating expense ratio	36.9%	23.6%	13.3
Combined ratio	100.6%	59.0%	41.6

Net (favorable) adverse development in prior year loss
reserves, net of related adjustments	1.7%	(3.1)%	4.8
Combined ratio excluding prior year development	98.9%	62.1%	36.8

The mortgage segment includes the results of Arch MI U.S., a leading provider of mortgage insurance products and services to the U.S. marketplace, which was acquired in January 2014, along with the Company’s other global mortgage insurance, reinsurance and risk-sharing products.

Net premiums written in the 2014 fourth quarter included $25.3 million of business underwritten by Arch MI U.S., compared to $32.2 million in the 2014 third quarter. The lower sequential level of net premiums written primarily resulted from a lower level of lender paid mortgage insurance (“LPMI”) single business than in the 2014 third quarter. In addition, net premiums written for the 2014 fourth quarter included $7.7 million from the 100% quota share indemnity reinsurance agreement with PMI for performing certificates of insurance that were issued by PMI from 2009 to 2011, while premiums on reinsurance treaties covering U.S. and international mortgages were substantially unchanged.

Net premiums earned for the 2014 fourth quarter were substantially higher than in the 2013 fourth quarter, reflecting the contribution of Arch MI U.S. business along with an increase from the mortgage segment’s quota share reinsurance business.

The loss ratio for the 2014 fourth quarter continues to reflect relatively low levels of reported delinquencies and a higher contribution from Arch MI U.S. while the 2013 fourth quarter loss ratio reflected favorable development in current year and prior year loss reserves on certain U.S. mortgage reinsurance business. This also resulted in an increase to the acquisition expense ratio for the 2013 fourth quarter. The acquisition expense ratio for the 2014 fourth quarter increased sequentially from 22.6% in the 2014 third quarter, reflecting a higher level of costs related to certain U.S. mortgage reinsurance business. The operating expense ratio and overall underwriting expense ratio are expected to stay at elevated levels until Arch MI U.S. reaches scale.

At December 31, 2014, the mortgage segment’s risk-in-force of $10.1 billion consisted of $5.6 billion from Arch MI U.S. and an additional $4.5 billion through the mortgage segment’s reinsurance and risk-sharing operations. Arch MI U.S. generated $1.36 billion of new insurance written (“NIW”) during the 2014 fourth quarter, primarily for credit union clients. For additional information on the mortgage segment, please refer to the Company’s Financial Supplement.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (“PSLRA”) provides a “safe harbor” for forward-looking statements. This release or any other written or oral statements made by or on behalf of the Company may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. All statements other than statements of historical fact included in or incorporated by reference in this release are forward-looking statements. Forward-looking statements, for purposes of the PSLRA or otherwise, can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” and similar statements of a future or forward-looking nature or their negative or variations or similar terminology.

Forward-looking statements involve the Company’s current assessment of risks and uncertainties. Actual events and results may differ materially from those expressed or implied in these statements. Important factors that could cause actual events or results to differ materially from those indicated in such statements are discussed below and elsewhere in this release and in the Company’s periodic reports filed with the Securities and Exchange Commission (the “SEC”), and include:

•	the Company’s ability to successfully implement its business strategy during “soft” as well as “hard” markets;

•	acceptance of the Company’s business strategy, security and financial condition by rating agencies and regulators, as well as by brokers and its insureds and reinsureds;

•
the Company’s ability to maintain or improve its ratings, which may be affected by its ability to raise additional equity or debt financings, by ratings agencies’ existing or new policies and practices, as well as other factors described herein;

•
general economic and market conditions (including inflation, interest rates, foreign currency exchange rates, prevailing credit terms and the depth and duration of a recession) and conditions specific to the reinsurance and insurance markets (including the length and magnitude of the current “soft” market) in which the Company operates;

•	competition, including increased competition, on the basis of pricing, capacity, coverage terms or other factors;

•	developments in the world’s financial and capital markets and the Company’s access to such markets;

•	the Company’s ability to successfully enhance, integrate and maintain operating procedures (including information technology) to effectively support its current and new business;

•	the loss of key personnel;

•	the integration of businesses the Company has acquired or may acquire into its existing operations;

•
accuracy of those estimates and judgments utilized in the preparation of the Company’s financial statements, including those related to revenue recognition, insurance and other reserves, reinsurance recoverables, investment valuations, intangible assets, bad debts, income taxes, contingencies and litigation, and any determination to use the deposit method of accounting, which for a relatively new insurance and reinsurance company, like the Company, are even more difficult to make than those made in a mature company since relatively limited historical information has been reported to the Company through December 31, 2014;

•
greater than expected loss ratios on business written by the Company and adverse development on claim and/or claim expense liabilities related to business written by its insurance and reinsurance subsidiaries;

•	severity and/or frequency of losses;

•	claims for natural or man-made catastrophic events in the Company’s insurance or reinsurance business could cause large losses and substantial volatility in its results of operations;

•	acts of terrorism, political unrest and other hostilities or other unforecasted and unpredictable events;

•	availability to the Company of reinsurance to manage its gross and net exposures and the cost of such reinsurance;

•	the failure of reinsurers, managing general agents, third party administrators or others to meet their obligations to the Company;

•	the timing of loss payments being faster or the receipt of reinsurance recoverables being slower than anticipated by the Company;

•	the Company’s investment performance, including legislative or regulatory developments that may adversely affect the fair value of the Company’s investments;

•
the impact of the continued weakness of the U.S., European countries and other key economies, projected budget deficits for the U.S., European countries and other governments and the consequences associated with possible additional downgrades of securities of the U.S., European countries and other governments by credit rating agencies, and the resulting effect on the value of securities in the Company’s investment portfolio as well as the uncertainty in the market generally;

•
the volatility of the Company’s shareholders’ equity from foreign currency fluctuations, which could increase due to the Company not matching portions of its projected liabilities in foreign currencies with investments in the same currencies in current and future periods.

•
losses relating to aviation business and business produced by a certain managing underwriting agency for which the Company may be liable to the purchaser of its prior reinsurance business or to others in connection with the May 5, 2000 asset sale described in the Company’s periodic reports filed with the SEC;

•	changes in accounting principles or policies or in the Company’s application of such accounting principles or policies;

•	changes in the political environment of certain countries in which the Company operates, underwrites business or invests;

•
statutory or regulatory developments, including as to tax policy matters and insurance and other regulatory matters such as the adoption of proposed legislation that would affect Bermuda-headquartered companies and/or Bermuda-based insurers or reinsurers and/or changes in regulations or tax laws applicable to the Company, its subsidiaries, brokers or customers; and

•
the other matters set forth under Item 1A “Risk Factors”, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of the Company’s Annual Report on Form 10-K, as well as the other factors set forth in the Company’s other documents on file with the SEC, and management’s response to any of the aforementioned factors.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included herein or elsewhere. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Comment on Regulation G

Throughout this release, the Company presents its operations in the way it believes will be the most meaningful and useful to investors, analysts, rating agencies and others who use the Company’s financial information in evaluating the performance of the Company. This presentation includes the use of after-tax operating income or loss available to Arch common shareholders, which is defined as net income available to Arch common shareholders, excluding net realized gains or losses, net impairment losses recognized in earnings, equity in net income or loss of investment funds accounted for using the equity method and net foreign exchange gains or losses, net of income taxes. The presentation of after-tax operating income or loss available to Arch common shareholders is a “non-GAAP financial measure” as defined in Regulation G. The reconciliation of such measure to net income available to Arch common shareholders (the most directly comparable GAAP financial measure) in accordance with Regulation G is included on page 2 of this release.

The Company believes that net realized gains or losses, net impairment losses recognized in earnings, equity in net income or loss of investment funds accounted for using the equity method and net foreign exchange gains or losses in any particular period are not indicative of the performance of, or trends in, the Company’s business performance. Although net realized gains or losses, net impairment losses recognized in earnings, equity in net income or loss of investment funds accounted for using the equity method and net foreign exchange gains or losses are an integral part of the Company’s operations, the decision to realize investment gains or losses, the recognition of the change in the carrying value of investments accounted for using the fair value option in net realized gains or losses, the recognition of net impairment losses, the recognition of equity in net income or loss of investment funds accounted for using the equity method and the recognition of foreign exchange gains or losses are independent of the insurance underwriting process and result, in large part, from general economic and financial market conditions. Furthermore, certain users of the Company’s financial information believe that, for many companies, the timing of the realization of investment gains or losses is largely opportunistic. In addition, net impairment losses recognized in earnings on the Company’s investments represent other-than-temporary declines in expected recovery values on securities without actual realization. The use of the equity method on certain of the Company’s investments in certain funds that invest in fixed maturity securities is driven by the ownership structure of such funds (either limited partnerships or limited liability companies). In applying the equity method, these investments are initially recorded at cost and are subsequently adjusted based on the Company’s proportionate share of the net income or loss of the funds (which include changes in the fair value of the underlying securities in the funds). This method of accounting is different from the way the Company accounts for its other fixed maturity securities and the timing of the recognition of equity in net income or loss of investment funds accounted for using the equity method may differ from gains or losses in the future upon sale or maturity of such investments. Due to these reasons, the Company excludes net realized gains or losses, net impairment losses recognized in earnings, equity in net income or loss of investment funds accounted for using the equity method and net foreign exchange gains or losses from the calculation of after-tax operating income or loss available to Arch common shareholders.

The Company believes that showing net income available to Arch common shareholders exclusive of the items referred to above reflects the underlying fundamentals of the Company’s business since the Company evaluates the performance of and manages its business to produce an underwriting profit. In addition to presenting net income available to Arch common shareholders, the Company believes that this presentation enables investors and other users of the Company’s financial information to analyze the Company’s performance in a manner similar to how the Company’s management analyzes performance. The Company also believes that this measure follows industry practice and, therefore, allows the users of the Company’s financial information to compare the Company’s performance with its industry peer group. The Company believes that the equity analysts and certain rating agencies which follow the Company and the insurance industry as a whole generally exclude these items from their analyses for the same reasons.